CSI Compressco LP
24955 Interstate 45 North
The Woodlands, Texas 77380
Via EDGAR
June 21, 2021
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    Request for Acceleration of Effectiveness of Registration Statement on Form S-3, as
    amended (File No. 333-256737), of CSI Compressco LP
Ladies and Gentleman:
On behalf of CSI Compressco LP and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3, as amended, be accelerated to 4:30 p.m. eastern time on June 23, 2021, or as soon thereafter as practicable.
Please call David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 with any questions regarding this matter.

Very truly yours, CSI COMPRESCO LP

By:	CSI Compressco GP LLC, its general partner

By:	/s/ John E. Jackson
John E. Jackson
Chief Executive Officer